Exhibit 99.34

Black Mammoth Metals Finds IP and Magnetic Target Zone at Big Bear Copper Property, AZ

BMM: TSX-V

VANCOUVER, BC, Feb. 23, 2026 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce the results of a pole-dipole induced polarization (IP) survey with inversion model and the results of a UAV magnetic survey at the Company’s 100% owned Big Bear Copper property (“Big Bear” or the “Property”). The Company has also staked 29 additional unpatented lode claims managed by the U.S. Forest Service with the Property now covering approximately 367 hectares (909 acres). Big Bear is located at the NE flank of the Mazatzal Mountains, Gila County, AZ.

IP and Magnetic Survey - Results:

The IP results have delineated a target zone where the chargeability high and resistivity high is coincident with high-grade copper in rock chips (see Figure 1) and with an underlying magnetic high located along a NW trending fault zone (see Figure 2) (the “Target Zone”). The north-south IP lines (4) were spaced 150m apart and magnetic survey’s east-west flight lines were spaced 25m to 50m apart.

The Company’s outcrop chip samples collected in 2025 confirmed 74m of vertical extent of a known historical copper oxide zone (the “Historic Copper Zone”) that consists of historical drilling, trenching and outcrop chip sampling (see the Company’s news release dated June 16, 2025). The newly delineated Target Zone overlaps and expands the Historic Copper Zone.

Figure 1 – Chargeability High and Resistivity High 100-150m Depth Slice With High-Grade Copper Rock Chip Sample Locations. (CNW Group/Black Mammoth Metals Corp)

IP and Magnetic Survey - Objectives:

The objective of the IP and magnetic surveys was to further confirm and expand the Historic Copper Zone and to locate underlying primary sulfide mineralization. Historical shallow drilling, with a maximum depth of 120m, identified oxide copper and sulfide mineralization in drill holes down to the borehole bottoms.

Black Mammoth Metals feels that the recent work-up at Big Bear, including the newly delineated Target Zone, suggests that a larger undiscovered copper system may exist on the Property.

Figure 2 – Reduced to Pole (RTP) Magnetics with Interpreted NW Trending Structures and Overlapping Chargeability High and Resistivity High Dashed Contours. (CNW Group/Black Mammoth Metals Corp)

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in:

•	West Reveille Silver property, Nye County, NV.
•	Tom’s Pediment Gold-Silver property, Lander County, NV.
•	Mustang Gold-Silver property, Nye County, NV.
•	Ramsey Silver property, La Paz County, AZ.
•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Black Mammoth Metals Corporation

Phone: 604 347 9101

Email: blackmammothmetals@gmail.com

Website:  www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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CNW 09:00e 23-FEB-26